FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

5 April 2005

BRITISH AIRWAYS Plc

(Registrant's Name)

Waterside HBA3,

PO Box 365

Harmondsworth UB7 0GB

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CONTENTS

  Traffic and Capacity Statistics - March 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

By: /s/_______________________________
Name: Alan Buchanan
Title: Company Secretary
Date 5 April 2005

INDEX TO EXHIBITS

Exhibit No.	Description

1.	Traffic and Capacity Statistics - March 2005

TRAFFIC AND CAPACITY STATISTICS - March 2005

Summary of the headline figures

In March 2005, passenger capacity, measured in Available Seat Kilometres, was 2.2 per cent above March 2004. Traffic, measured in Revenue Passenger Kilometres, was higher by 4.5 per cent. This resulted in a passenger load factor up 1.7 points versus last year, to 75.7 per cent. The increase in traffic comprised a 1.7 per cent increase in premium traffic and a 5.0 per cent increase in non-premium traffic. Cargo, measured in Cargo Tonne Kilometres, rose by 1.4 per cent. Overall load factor rose by 0.4 points to 70.7 per cent.

For the January to March quarter, ASKs rose by 1.4 per cent, with RPKs rising by 4.7 per cent. This resulted in an increase in passenger load factor of 2.3 points, to 73.0 per cent. This comprised a 6.4 per cent increase in premium traffic and a 4.4 per cent increase in non-premium traffic. CTKs rose by 2.8 per cent.

Market conditions

Market conditions remain broadly unchanged. For the year to March 2005, the total revenue outlook continues to be for a 3.0-3.5 per cent improvement. All market segments remain price sensitive and yield declines are expected to continue.

Costs

As a result of yen depreciation against sterling, there will be a non-cash accounting credit of £8 million in the fourth quarter financial results.

Strategic Developments

Willie Walsh was announced as British Airways' new chief executive officer. Previously CEO of Aer Lingus, he begins as chief executive designate on May 3. Rod Eddington will retire at the end of September at which stage Mr Walsh will become chief executive.

British Airways announced its 2005 summer timetable. The airline will operate an average of 631 daily flights this summer between Britain and the Continent, well in excess of any other operator. In addition, it will schedule an average of 372 daily flights within the UK and across the Irish Sea, covering 60 routes and an average of 179 intercontinental flights a day, to 93 destinations.

British Airways increased its fuel surcharge on all flights from Monday, March 28 as a result of continuing record oil prices. The longhaul fuel surcharge rose from £10 per sector to £16 per sector (£32 return trip) and on shorthaul from £4 per sector to £6 (£12 a return trip).

At the Aviation and Environment summit in Geneva, British Airways' chief executive Rod Eddington urged the global aviation industry to work together to reduce its impact on climate change or face the risk of additional taxation. The airline is currently trading emissions in a voluntary British government scheme and supports the inclusion of aviation into the European Union's emissions trading scheme from 2008.

British Airways' passengers can now check-in for their flights online 24 hours before departure, enabling them to choose their seat and, on selected routes, print their own boarding cards. Previously only members of the British Airways Executive Club were able to use this facility 24 hours prior to departure. Online check-in is now available on over 95 per cent of the airline's routes.

April 5, 2005

BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS

		Month of March				Financial year
						April through to March
BRITISH AIRWAYS			Change				Change
SCHEDULED SERVICES	2005	2004	(%)		2005	2004	(%)
Passengers carried (000)
UK/Europe	1935	1933	+0.1		23491	23604	-0.5
Americas	615	621	-0.9		7227	7096	+1.8
Asia Pacific	152	138	+9.8		1683	1482	+13.5
Africa and Middle East	280	256	+9.5		3122	2835	+10.1
Total	2981	2948	+1.1		35523	35017	+1.4

Revenue passenger km (m)
UK/Europe	1725	1624	+6.2		21010	20139	+4.3
Americas	4127	4142	-0.4		48368	47414	+2.0
Asia Pacific	1582	1435	+10.2		17333	15642	+10.8
Africa and Middle East	1890	1720	+9.9		20938	19013	+10.1
Total	9324	8921	+4.5		107649	102207	+5.3

Available seat km (m)
UK/Europe	2616	2525	+3.6		30995	30121	+2.9
Americas	5255	5303	-0.9		62227	62720	-0.8
Asia Pacific	1988	1881	+5.7		23261	21372	+8.8
Africa and Middle East	2463	2343	+5.1		27404	25715	+6.6
Total	12323	12052	+2.2		143888	139928	+2.8

Passenger load factor (%)
UK/Europe	65.9	64.3	+1.6	pts	67.8	66.9	+0.9	pts
Americas	78.5	78.1	+0.4	pts	77.7	75.6	+2.1	pts
Asia Pacific	79.6	76.3	+3.3	pts	74.5	73.2	+1.3	pts
Africa and Middle East	76.7	73.4	+3.3	pts	76.4	73.9	+2.5	pts
Total	75.7	74.0	+1.7	pts	74.8	73.0	+1.8	pts

Revenue tonne km (RTK) (m)
Cargo tonne km (CTK)	442	436	+1.4		4951	4464	+10.9
Total RTK	1369	1322	+3.6		15704	14689	+6.9
Available tonne km (m)	1935	1880	+2.9		22528	21707	+3.8

Overall load factor (%)	70.7	70.3	+0.4	pts	69.7	67.7	+2.0	pts

Certain statements included in this statement may be forward-looking and may involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the company's plans and objectives for future operations, including, without limitation, discussions of the company's business and financing plans, expected future revenues and expenditures and divestments. All forward-looking statements in this report are based upon information known to the company on the date of this report. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy.

Investor Relations

Waterside (HCB3)

PO Box 365

Harmondsworth

UB7 OGB

Tel: +44 (0) 20 8738 6947

Fax: +44(0) 20 8738 9602